                                              1934 Act Registration No. 1-14418

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2004

                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                               -------------------


      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F |X|      Form 40-F [ ]

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes [ ]      No |X|

      (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-                 .)

================================================================================

October 28, 2004

                             RESULTS FOR THE QUARTER
                            ENDED SEPTEMBER 30, 2004
           * THE INFORMATION CONTAINED HEREIN IS BASED ON KOREAN GAAP.

[SK Telecom LOGO]


--------------------------------------------------------------------------------
SEOUL, KOREA, OCTOBER 28, 2004 - SK TELECOM CO., LTD. (KSE: 017670, NYSE: SKM) ("SKT" OR "THE COMPANY"), THE LEADING WIRELESS TELECOMMUNICATIONS COMPANY IN KOREA, TODAY ANNOUNCED THE RESULTS OF ITS OPERATIONS FOR THE QUARTER ENDED SEPTEMBER 30, 2004.
--------------------------------------------------------------------------------


This material contains forward-looking statements with respect to the financial condition, results of operations and business of SK Telecom and plans and objectives of the management of SK Telecom. Statements that are not historical facts, including statements about SK Telecom's beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of SK Telecom to be materially different from any future results or performance expressed or implied by such forward-looking statements. SK Telecom does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this management presentation, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future.

Such forward-looking statements were based on current plans, estimates and projections of SK Telecom and the political and economic environment in which SK Telecom will operate in the future, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and SK Telecom understates no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in SK Telecom's latest annual report on Form 20-F and in SK Telecom's other filings with The U.S. Securities and Exchange Commission (SEC).

CONTENTS

I.     FINANCIAL HIGHLIGHTS

II.    FINANCIAL RESULTS

       1.   INCOME STATEMENT

       2.   CAPITAL EXPENDITURE

       3.   BALANCE SHEET

III.   OPERATING RESULT

IV.    APPENDIX (FINANCIAL STATEMENTS)

V.     IR CONTACTS


I. FINANCIAL HIGHLIGHTS

o  SUMMARY OF INCOME STATEMENT



(KRW bn)                          Q3.'04          Q3.'03          Change          Q3.'04          Q2.'04          Change
                                ----------      ----------      ----------      ----------      ----------      ----------

OPERATING REVENUE                    2,434           2,410               1%          2,434           2,384               2%
OPERATING EXPENSES                   1,823           1,590              15%          1,823           1,921              -5%
OPERATING INCOME                       611             820             -25%            611             463              32%
Operating margin                      25.1%           34.0%           -8.9%p          25.1%           19.4%            5.7%p
OTHER INCOME                            49              55             -10%             49              72             -32%
OTHER EXPENSES                         107             150             -29%            107             124             -14%
ORDINARY INCOME                        553             725             -24%            553             411              35%
NET INCOME                             396             510             -22%            396             299              32%
Net margin                            16.2%           21.2%           -4.9%p          16.2%           12.5%            3.7%p
EBITDA 1)                            1,038           1,218             -15%          1,038             868              20%
EBITDA margin                         42.7%           50.6%           -7.9%p          42.7%           36.4%            6.2%p

----------------
1) EBITDA = Operating income + Depreciation (including R&D related depreciation)

o  OTHER MAIN ITEMS



(KRW bn)                          Q3.'04          Q3.'03          Change          Q3.'04          Q2.'04          Change
                                ----------      ----------      ----------      ----------      ----------      ----------

WIRELESS INTERNET SALES                470             338              39%            470             417              13%
   % of Cellular revenue              21.2%           15.7%            5.5%p          21.2%           19.0%            2.2%p

MARKETING EXPENSES                     436             379              15%            436             575             -24%
  - Marketing commissions              366             307              19%            366             488             -25%


(KRW bn)                         Q3. '04         Q3. '03          Change         Q3. '04         Q2. '04          Change
                                ----------      ----------      ----------      ----------      ----------      ----------
  - Advertising                         69              72              -3%             69              87             -20%
   % of Revenue                       17.9%           15.7%            2.2%p          17.9%           24.1%           -6.2%p

CAPITAL EXPENDITURE                    416             395               5%            416             358              16%
   % of Revenue                       17.1%           16.4%            0.7%p          17.1%           15.0%            2.1%p

INTEREST-BEARING DEBT                4,216           5,252             -20%          4,216           4,299              -2%
   Debt/Equity ratio                  62.5%           95.0%          -32.5%p          62.5%           67.8%           -5.3%p


II. FINANCIAL RESULTS

1. INCOME STATEMENT

A. OPERATING REVENUE




(KRW bn)                         Q3. '04         Q3. '03          Change         Q3. '04         Q2. '04          Change
                                ----------      ----------      ----------      ----------      ----------      ----------

SIGN-UP FEES                            42              43              -2%             42              57             -26%

MONTHLY FEES                           744             731               2%            744             756              -2%

CALL CHARGES                           870             921              -5%            870             875              -1%

VAS & OTHERS                            91             123             -26%             91              89               2%

WIRELESS INTERNET SALES                470             338              39%            470             417              13%

  % of Cellular service               21.2%           15.7%            5.5%p          21.2%           19.0%            2.2%p

TOTAL CELLULAR SERVICE               2,218           2,156               3%          2,218           2,194               1%

INTERCONNECTION REVENUE                216             254             -15%            216             190              14%

  L -> M                               110             152             -28%            110             101               9%

  M -> M                               106             102               4%            106              89              19%

OPERATING REVENUE                    2,434           2,410               1%          2,434           2,384               2%

1) SIGN-UP FEES
   - In the 3rd quarter of 2004, sign-up fees decreased 26% QoQ due to a decrease in the number of new subscribers caused by 40 days of new subscriber acquisition ban period from August 20 to September 28.

2) MONTHLY FEES
   - The QoQ decrease in monthly fees was due to a cut in monthly fee implemented from September 1st.

   - Despite a cut in monthly fee, the monthly fees increased YoY due to an increase in the number of total subscribers.

3) CALL CHARGES
   - Decrease in call charges due to seasonal effects such as summer holidays and Chuseok (Korean Thanksgiving holidays) was partly offset by an increase in the number of subscribers, resulting in slight decrease in call charges QoQ basis.
   - The YoY reduction in call charges was due to such things as the contract based discount plan.

4) VAS & OTHERS
   - The QoQ increase in VAS and other sales was due to an increase in demand for value added services and automatic roaming service.
   - The VAS and other sales have declined YoY primarily due to the Caller ID tariff cut in October of 2003.

5) WIRELESS INTERNET SALES
   - Our QoQ and YoY revenue growth from Wireless Internet sales were driven by the higher Wireless Internet usage primarily due to the continued adoption of high-end handsets and offering of a variety of multimedia services. The increase in Wireless internet revenue was also driven by increase in monthly flat fees from the introduction of unlimited data usage tariff plan.
   - Consequently, Wireless Internet sales accounted for 21.2% of cellular service revenue in the 3rd quarter.

6) INTERCONNECTION REVENUE
  - The interconnection revenue increased QoQ because the 2nd quarter interconnection revenue was lower due to the retroactive adjustment of new interconnection rate of the 1st quarter interconnection revenue in the 2nd quarter.
  - The interconnection revenue decreased YoY due to the new interconnection rate.


B. OPERATING COSTS


(KRW bn)                         Q3. '04         Q3. '03          Change         Q3. '04         Q2. '04          Change
                                ----------      ----------      ----------      ----------      ----------      ----------

LABOR COST                             100              95               5%            100              96               4%
COMMISSIONS PAID                       697             578              20%            697             820             -15%
  MARKETING COMMISSIONS                366             307              19%            366             488             -25%
    Initial commissions                112              54             106%            112             145             -23%
    Monthly commissions                 94             106             -11%             94             107             -12%
    Retention commissions              160             147               9%            160             236             -32%
  OTHER COMMISSIONS                    331             271              22%            331             332               0%
ADVERTISING                             69              72              -3%             69              87             -20%
DEPRECIATION 1)                        427             398               7%            427             405               5%
NETWORK INTERCONNECTION                214             190              13%            214             232              -8%
  M -> M                               162             131              24%            162             175              -7%
  M -> L                                52              59             -12%             52              57              -9%


(KRW bn)                         Q3. '04         Q3. '03          Change         Q3. '04         Q2. '04          Change
                                ----------      ----------      ----------      ----------      ----------      ----------

LEASED LINE                             94              76              24%             94              90               5%
OTHERS 2)                              221             181              22%            221             191              16%
OPERATING EXPENSES                   1,823           1,590              15%          1,823           1,921              -5%



-------------
1) Includes R&D expenses related depreciation
2) For details, please refer to non-consolidated statements of income in appendix


1) COMMISSIONS PAID
   - Marketing commissions
     Initial commissions decreased QoQ due to the new subscriber acquisition ban during the 3rd quarter of 2004.

     Retention commissions decreased QoQ due to decrease in the cost related to handset upgrade and membership program because of stabilized market environment compared to the 2nd quarter. Initial commissions increased YoY due to an increase in the acquisition cost per subscriber under Mobile Number Portability("MNP") environment in 2004.

   - Other commissions The YoY
     increase in other commissions was mainly due to an increase in the cost paid to Content Providers as information usage revenue from Wireless Internet service increased.

2) ADVERTISING
   - Advertising cost decreased QoQ and YoY because SKT placed its resources more on marketing activities directly related to subscriber acquisition under MNP environment.

3) DEPRECIATION
   - The QoQ increase resulted from the increase in depreciable assets. The YoY increase was due to the amortization of WCDMA frequency usage right (KRW 23.9bn/quarter) from December, 2003.

4) NETWORK INTERCONNECTION
   - The QoQ decrease was due to higher interconnection expenses in the 2nd quarter as the 1st quarter's adjustment amount was also reflected in the 2nd quarter interconnection expenses as a result of new interconnection rate adjustment.
   - The YoY increase was mainly due to the interconnection rate adjustment.

5) LEASED LINE
   - Leased line expense increased QoQ and YoY as more lines were leased to accommodate subscriber growth, increase in Wireless Internet traffic, and to enhance call quality.

6) OTHERS
   - The number of involuntary deactivation increased due to tight control of delinquent subscribers under the subscriber quality enhancement policy, resulting in increased bad debt provision.


C. NON-OPERATING ITEMS



(KRW bn)                                 Q3. '04         Q3. '03          Change         Q3. '04         Q2. '04          Change
                                        ----------      ----------      ----------      ----------      ----------      ----------

OTHER INCOME                                    49              55             -10%             49              72             -32%
  Interest income                               15              15               0%             15              18             -19%
  Equity in earnings of affiliates              14               -             N/A              14              20             -28%


(KRW bn)                                  Q3.'04          Q3.'03          Change         Q3.'04          Q2.'04           Change
                                        ----------      ----------      ----------      ----------      ----------      ----------

  Others 1)                                     20              40             -49%             20              34             -40%
OTHER EXPENSES                                 107             150             -29%            107             124             -14%
  Interest                                      79              97             -19%             79              81              -2%
  R&D contribution & donations                  20              20              -2%             20              21              -4%
  Others 1)                                      9              33             -73%              9              23             -61%


-------------
1) For details, please refer to non-consolidated statements of income in appendix


1) INTEREST INCOME
   - The QoQ decline in interest income was due to decrease in average balance.

2) EQUITY METHOD PROFIT
   - The increase in equity method profit YoY was due to profit improvement in subsidiaries such as SK Communications.

3) INTEREST
   - Interest expense decreased QoQ and YoY due to lower cost of borrowing and decrease in average balance of interest-bearing debt.

4) OTHERS IN NON-OPERATING INCOME/EXPENSES
   - The decline in non-operating income(others) QoQ was mainly because of a gain on foreign currency transaction from the repayment of Yankee Bond in the 2nd quarter, resulting in higher number reported in the quarter.
   - Non-operating expenses(others) decreased QoQ because there was an impairment loss in long-term investment securities caused by Enterprise Networks' application of court receivership in the 2nd quarter, resulting in higher number reported in the quarter.


2. CAPITAL EXPENDITURE



(KRW bn)                                  Q3.'04          Q3.'03          Change         Q3.'04          Q2.'04           Change
                                        ----------      ----------      ----------      ----------      ----------      ----------

NETWORK                                        336             319               5%            336             270              24%
   95 A/B                                       16              15               6%             16              35             -55%
   CDMA 2000 1X                                197             150              31%            197             204              -3%
        1X                                     191             147              30%            191             173              10%
        EV-DO                                    5               3              87%              5              30             -83%
   WCDMA                                        57              89             -36%             57               2           2,493%
   Backbone & others                            67              66               2%             67              30             123%
NON-NETWORK                                     80              76               5%             80              87              -9%
   Wireless Internet & marketing                26              54             -51%             26              54             -51%
   General supporting                           53              22             141%             53              34              58%
TOTAL CAPEX                                    416             395               5%            416             358              16%

3. BALANCE SHEET



(KRW bn)                                   04.9            03.9           Change           04.9            04.6           Change
                                        ----------      ----------      ----------      ----------      ----------      ----------

TOTAL ASSETS                                13,887          13,463               3%         13,887          13,490               3%
  Current assets                             3,982           3,698               8%          3,982           3,648               9%
    Cash & marketable securities               635           1,176             -46%            635             736             -14%
  Investment assets                          2,068           1,910               8%          2,068           1,997               4%
  Property & equipment                       4,398           4,288               3%          4,398           4,351               1%
  Intangible assets                          3,438           3,566              -4%          3,438           3,493              -2%
TOTAL LIABILITIES                            7,138           7,933             -10%          7,138           7,147               0%
  Current liabilities                        3,288           4,578             -28%          3,288           3,384              -3%
    Short-term borrowings                      490           1,459             -66%            490             180             172%
    Current portion of
     long-term debt                            998           1,288             -22%            998           1,398             -29%
  Long-term liabilities                      3,849           3,355              15%          3,849           3,763               2%
    Bond payable & long-term
     borrowings                              2,728           2,505               9%          2,728           2,722               0%
TOTAL SHAREHOLDERS' EQUITY                   6,749           5,530              22%          6,749           6,343               6%
DEBT/EQUITY RATIO 1)                          62.5%           95.0%          -32.5%P          62.5%           67.8%           -5.3%P


1) Debt/Equity Ratio = Interest-bearing debt/Shareholders' equity

* Interest-bearing debt = Short-term borrowings + Current portion of long-term debt + Long-term borrowings & corporate bonds

1) CURRENT ASSETS
   - Cash & Marketable Securities for September 2003 included a trust fund (KRW
     346.6 bn) and Hanaro Telecom CP (KRW 120 bn). The trust fund was cancelled in December 2003, and Hanaro CP was also redeemed in December 2003.

2) INVESTMENT ASSETS
   - 4% increase in investment assets QoQ basis was due to share price increase in share holdings such as POSCO, and new equity investments such as additional acquisition of SK Communications shares.

3) TOTAL LIABILITIES
   - The operating cash inflow was delayed due to the Chuseok holidays (9/27~9/29) resulting in increase of short-term borrowings to meet the short term liquidity needs at the end of September.

4) TOTAL SHAREHOLDERS' EQUITY

   - Increase in shareholders' equity was due to increase in net income as of September 2004.


III. OPERATING RESULT




(KRW bn)                                  Q3.'04          Q3.'03          Change         Q3.'04          Q2.'04           Change
                                        ----------      ----------      ----------      ----------      ----------      ----------

Subscribers ('000)                          18,603          18,019               3%         18,603          18,595               0%
  Net adds                                       8             162             -95%              8             157             -95%
  Activations                                  902             898               0%            902           1,277             -29%
  Deactivations                                895             736              22%            895           1,120             -20%
    Monthly churn rate                         1.6%            1.4             0.2%p           1.6%            2.0%           -0.4%p
Average subscribers('000)                   18,721          17,932               4%         18,721          18,540               1%


ARPU (KRW)                                  43,343          44,804              -3%         43,343          42,861               1%
  Sign-up fee                                  748             799              -6%            748           1,022             -27%
  Monthly fee & call charge                 28,747          30,705              -6%         28,747          29,316              -2%
  VAS & others                               1,625           2,291             -29%          1,625           1,601               1%
  Wireless Internet                          8,375           6,288              33%          8,375           7,501              12%
  Interconnection                            3,849           4,721             -18%          3,849           3,421              13%


MOU (Minutes)
  Outgoing                                     188(1)          197              -5%            188(1)          194              -4%
  Incoming                                     114(1)          112               2%            114(1)          113               0%


Subscribers by handset feature
('000)
  1X (Including EV-DO)                      16,672          13,476              24%          16,672         16,210               3%
  EV-DO (Including June)                     5,962           2,528             136%           5,962          5,398              10%
  June                                       3,160           1,243             154%           3,160          2,777              14%
  Color                                     14,193           9,218              54%          14,193         13,329               6%


Data ARPU by handset (KRW) 2)
  2G                                         1,750           1,301              34%          1,750           1,604               9%
  1X(Including EV-DO)                        8,340           7,289              14%          8,340           7,644               9%
  Color                                      9,571           9,653              -1%          9,571           9,016               6%

-------------
1) MOU for August and September of 2004 is an estimate.
2) Excludes others in Wireless Internet sales such as financial enabler, Solution/Platform sales, etc.



IV.  APPENDIX  (NON-CONSOLIDATED STATEMENTS OF INCOME)


(KRW bn)                                  Q3.'04          Q3.'03          Change         Q3.'04           Q2.'04           Change
                                        ----------      ----------      ----------      ----------      ----------      ----------

Operating revenue                        2,434,269       2,410,249          24,020       2,434,269       2,383,994          50,275
Operating expenses                       1,822,931       1,590,123         232,807       1,822,931       1,921,303         (98,373)
  Labor cost 1)                             99,758          95,038           4,720          99,758          96,349           3,408
  Commissions paid                         696,906         578,433         118,473         696,906         819,720        (122,814)
  Advertising                               69,392          71,652          (2,260)         69,392          87,248         (17,856)
  Depreciation 2)                          427,045         398,283          28,762         427,045         405,262          21,783
  Network interconnection                  214,005         189,682          24,323         214,005         231,903         (17,898)
  Leased line                               94,406          75,983          18,423          94,406          90,190           4,216
  Rent                                      42,784          36,152           6,632          42,784          41,136           1,648
  Frequency usage fees                      37,872          33,136           4,736          37,872          33,400           4,472
  Bad debt                                  19,317           5,426          13,891          19,317               -          19,317
  Others                                   121,447         106,338          15,109         121,447         116,095           5,351
Operating income                           611,338         820,126        (208,787)        611,338         462,691         148,647
Other income                                49,398          54,663          (5,265)         49,398          72,307         (22,909)
  Interest income                           14,906          14,859              48          14,906          18,474          (3,568)
  Equity in earnings of affiliates          14,386               -          14,386          14,386          20,089          (5,703)
  Dividend income                            3,912             117           3,795           3,912           1,263           2,649
  Foreign exchange & translation
   gains                                       187           9,277          (9,090)            187           9,458          (9,271)
  Others                                    16,007          30,411         (14,403)         16,007          23,023          (7,016)
Other expenses                             107,267         150,184         (42,917)        107,267         124,316         (17,049)
  Interest                                  78,742          96,859         (18,117)         78,742          80,691          (1,949)
  R&D contribution & donations              19,608          20,071            (463)         19,608          20,505            (897)
  Equity in losses of affiliates                 -           1,881          (1,881)              -               -               -


(KRW bn)                                   Q3.'04          Q3.'03         Change          Q3.'04          Q2.'04          Change
                                        ----------      ----------      ----------      ----------      ----------      ----------

  Foreign exchange & translation
   losses                                      324           1,885          (1,561)            324           9,483          (9,158)
  Loss on impairment of
   investment securities                     1,000               -           1,000           1,000          11,782         (10,782)
  Loss on disposal of investment
   assets, & property/equipment                869           7,883          (7,014)            869           1,400            (532)
  Others                                     6,725          21,606         (14,881)          6,725             456           6,269
Ordinary income                            553,469         724,605        (171,135)        553,469         410,682         142,787
Income before income taxes                 553,469         724,605               -         553,469         410,682         142,787
  Income taxes                             157,934         214,333         (56,399)        157,934         111,953          45,981
Net income                                 395,536         510,272        (114,736)        395,536         298,729          96,806


---------------
1) Includes salary, severance pay and other benefits
2) Includes R&D expenses related depreciation


IV.  APPENDIX  (NON-CONSOLIDATED BALANCE SHEETS)



(KRW bn)                                   04.9           03.9           Change           04.9             04.9           Change
                                        ----------      ----------      ----------      ----------      ----------      ----------

TOTAL ASSETS                            13,886,526      13,462,839         423,687      13,886,526      13,489,680      396,846
  Current assets                         3,982,333       3,698,425         283,908       3,982,333       3,648,439      333,894
   Cash and marketable
    securities 1)                          635,140       1,175,663        (540,522)        635,140         736,004        (100,863)
   Accounts receivable - trade           1,359,706       1,390,129         (30,423)      1,359,706       1,392,475         (32,769)
   Accounts receivable - other           1,785,905         913,105         872,800       1,785,905       1,306,186         479,719
   Short-term loans                         55,694          27,813          27,882          55,694          57,896          (2,201)
   Inventories                              13,779           6,062           7,718          13,779           9,444           4,335
   Other                                   132,108         185,654         (53,546)        132,108         146,434         (14,326)
  Investment assets                      2,067,979       1,909,838         158,141       2,067,979       1,997,190          70,789
   Investment securities 2)              1,711,738       1,524,573         187,164       1,711,738       1,573,213         138,524
   Long-term loans                          26,169          44,554         (18,385)         26,169          33,099          (6,930)
   Guarantee deposits                      245,078         239,707           5,371         245,078         249,131          (4,053)
   Other                                    84,994         101,003         (16,010)         84,994         141,746         (56,752)
  Property & equipment                   4,397,871       4,288,124         109,747       4,397,871       4,351,219          46,652
   Land                                    446,095         441,744           4,351         446,095         446,147             (51)
   Building & fixture                      808,415         790,199          18,216         808,415         815,295          (6,880)



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


(KRW bn)                                   Q3/04           Q3/03          Change          Q3/04           Q2/04           Change
                                        ----------      ----------      ----------      ----------      ----------      ----------

   Machinery                             2,266,293       2,295,792         (29,498)      2,266,293       2,390,498        (124,205)
   Vehicles & others                       364,769         441,981         (77,212)        364,769         263,392         101,377
   Construction in progress                512,299         318,408         193,891         512,299         435,888          76,411
  Intangible assets                      3,438,343       3,566,451        (128,108)      3,438,343       3,492,833         (54,490)
TOTAL LIABILITIES                        7,137,759       7,933,160        (795,400)      7,137,759       7,147,101          (9,342)
  Current liabilities                    3,288,332       4,577,949      (1,289,618)      3,288,332       3,384,399         (96,067)
   Short-term borrowings                   490,000       1,458,669        (968,669)        490,000         180,000         310,000
   Accounts payables                     1,011,729         713,179         298,550       1,011,729         823,824         187,905
   Income taxes payable                    120,097         386,013        (265,916)        120,097         293,608        (173,511)
   Accrued expenses                        402,091         473,269         (71,179)        402,091         424,927         (22,836)
   Current portion of long-term
    debt                                   998,347       1,287,749        (289,402)        998,347       1,397,807        (399,460)
   Other                                   266,069         259,070               -         266,069         264,233           1,836
  Long-term liabilities                  3,849,428       3,355,210         494,217       3,849,428       3,762,703          86,725
   Bond payable & long-term
    borrowings                           2,727,513       2,505,427         222,086       2,727,513       2,721,504           6,009
   Facility deposits                        33,316          45,605         (12,289)         33,316          37,391          (4,075)
   Accrued severance indemnities            96,390          73,975          22,415          96,390          89,046           7,344
   Others                                  992,209         730,203         262,006         992,209         914,762          77,447
TOTAL SHAREHOLDERS' EQUITY               6,748,767       5,529,679       1,219,088       6,748,767       6,342,579         406,188
  Capital stock                             44,639          44,639               -          44,639          44,639               -
  Capital surplus                        2,983,166       2,916,150          67,016       2,983,166       2,983,166               -
  Retained earnings                      5,808,636       4,706,334       1,102,301       5,808,636       5,486,714         321,921
  Capital adjustments                   (2,087,675)     (2,137,445)         49,770      (2,087,675)     (2,171,941)         84,266
     Treasury stock                     (2,047,105)     (2,047,103)             (2)     (2,047,105)     (2,047,105)              -
     Unrealized gain(loss) on
      valuation of investment
      securities                           (45,135)        (93,792)         48,657         (45,135)       (129,131)         83,996
     Stock options                           4,565           3,450           1,115           4,565           4,295             271


---------------
1) Cash & marketable securities : Cash & cash equivalent, marketable securities & short-term financial instruments are included
2) Investment securities : Long-term investment securities and investment securities that have applied the equity method.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   SK TELECOM CO., LTD.

                                                   By: /s/ Sung Hae Cho
                                                   ---------------------
                                                   Name: Sung Hae Cho
                                                   Title: Vice President



Date:  November 1, 2004


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